0-24964

02038486

PE 4.30.02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 03 2002
WASH, D.C.
155

For the period ending April 30, 2002

WESCAST INDUSTRIES INC.
(Translation of registrant's name into English)

200 Water Street, Wingham, Ontario, Canada N0G 2W0
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ■

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ■

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-_____________.

PROCESSED
P JUN 10 2002
THOMSON
FINANCIAL

\\wcbfs\CorpDev\Investor relations\6K's\6K-4-30-02.doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESCAST INDUSTRIES INC.
(Registrant)

Date: April 30, 2002

By Tom Shea
(Signature)
Tom Shea
Corporate Controller

wescast industries inc.

WESCAST REPORTS STRONG FIRST QUARTER PERFORMANCE

TSE: WCS.A
NASDAQ: WCST

April 23, 2002
Brantford, Ontario

Wescast Industries Inc. reported strong first quarter financial results. "Wescast has performed extremely well in the face of a very volatile automotive marketplace," said Ray Finnie, President and CEO. "Customer demand in the first quarter was stronger than anticipated; our people responded to these increases in stride and converted the additional revenues into strong earnings performance."

Highlights

- Net earnings from continuing operations for the first quarter 2002 of $18.5 million were up slightly from the $18.4 million for the first quarter of 2001. Fully diluted earnings per share from continuing operations were $1.39 compared to $1.40 in 2001. Return on equity for the period was 19%.
- Market conditions improved in the North American automotive industry in the first quarter. Automakers produced 3.4% more cars and trucks in the first quarter compared with the same period in 2001.
- Wescast sales revenues were up 8% over the same period last year, a result of increased market penetration, strong sales of a number of significant programs, combined with an improvement in overall market conditions.
- Gross margin, before depreciation, on the sale of iron manifolds remained steady with 2001 levels at 40.9%, demonstrating continued improvement in operating performance that more than offset price reductions and cost increases.
- The Company is following through with commitments to develop new markets and products and drive long-term growth and profitability. Despite these increased expenditures in SG&A

and research and development coupled with lower foreign exchange translation gains, the Company was able to increase profitability relative to the same quarter last year.

- The Company has earned a 2001 Supplier of the Year Award from the Ford Motor Company's Essex Engine Plant. The award recognizes outstanding quality, performance, productivity improvements and production support.

Operations

Total sales for the quarter of $104.9 million were up 8% from the previous year's level of $97.0 million. This was driven by sales generated from cast and machined iron manifolds which increased 9% to $101.5 million from $93.4 million in 2001

Gross Profit for the first quarter was $36.5 million, an increase of 8% over the $33.8 million earned over the same period in 2001. Our gross profit as a percentage of sales was maintained at 34.8%. The operating efficiency of the company's manufacturing facilities during the quarter was very strong with improvements in scrap, uptime, labour effectiveness and attainment at all our plants.

The company's selling, general and administrative expenses of $7.5 million were higher than the $6.2 million incurred over the same period in 2001. The increase reflects additional selling expenses associated with establishing the infrastructure to support our global sales efforts. The increase also includes period costs pertaining to the new technical development centre and corporate office complex.

Research, development and design expenses for the quarter were $1.8 million; this is an increase over the $1.4 million reported in 2001. This reflects the costs associated with the company's "hot end system" and new material development to support future customer requirements.

Other income and expenses for the first quarter 2001 was $0.06 million, compared to income of $1.2 million for the first quarter of 2001. The decrease in other income is attributable to a reduction in foreign exchange gains on net working capital compared with 2001.

Cash Flow

Operating cash flow from continuing operations was $20.7 million for the quarter compared to $30.2 million in 2001. The decrease was attributable to changes in non-cash operating working capital items compared to 2001. This change resulted from the timing of accounts receivable payments from a major customer.

Capital expenditures for the first quarter were $10.6 million, compared to $13.1 million for the same quarter last year. The higher expenditure levels in 2001 were attributable to the launch of the Company's joint-venture facility in Hungary.

The Company deferred $1.4 million of pre-production costs over the first quarter; $0.7 million was deferred over the same period in 2001.

Balance Sheet and Financial Position

At March 31, 2002 the Company had $94.5 million in cash, short-term investments and long-term bond investments compared to $88.0 million at the end of 2001. Wescast continues to maintain a strong financial position and is well positioned to support future growth initiatives.

Earnings Forecast

Based on the stronger than expected market in the first quarter, and overall industry outlook, the company has revised its earnings forecasts for 2002. North American production volumes are now expected to be in the range of 15.5 million to 15.8 million light vehicles, up from the 15 – 15.5 million units projection that served as the basis for the forecasts disclosed January 21, 2002. The company is now forecasting to ship 14.8 million manifolds for 2002, up from earlier estimates of 14.4 million. This is expected to result in fully diluted earnings per share from continuing operations in the range of $4.40 to $4.60, up from earlier estimates of $4.10 to $4.30.

As part of our drive for continuous improvement the Company is re-assessing its optimum business model, balancing long-term market trends, productive capacity costs and capital. As a result, the company will be moving its Brantford facility to three shifts, five days a week from four shifts, seven days a week. This move, affecting less than 50 employees, will significantly reduce overall costs while still allowing us to meet customer demands for the foreseeable future. The timing of the transition will be announced shortly and will likely be effective no later than the third quarter.

The following table provides an overview of the above-mentioned highlights for the first quarter:

Wescast Industries Inc.
Q1 2002 Highlights

in millions of dollars, except per share data and where otherwise noted	Q1 2002	Q1 2001	% change
Sales	**104.9**	97.0	8%
Earnings from continuing operations	**18.5**	18.4	1%
Loss from discontinued operations	0.0	(1.6)	-100%
Net Earnings	**18.5**	16.8	10%
Earnings from continuing operations per share			
basic	**1.42**	1.43	-1%
fully diluted	**1.39**	1.40	-1%
Net earnings per share			
basic	**1.42**	1.30	9%
fully diluted	**1.39**	1.28	9%
Sales Breakdown - dollars (net of pre-production deferrals)			
Casting & Machining	101.5	93.4	9%
Cast	**73.1**	67.3	9%
Internal Machining	27.6	25.6	8%
External Machining	**0.8**	0.5	60%
Tooling & prototype	**3.4**	3.6	-6%
Sales Breakdown - units (000's)			
Ductile iron	**0.3**	0.3	0%
SiMo iron	**3.8**	3.4	12%
Total	**4.1**	3.7	11%
Sales Breakdown - percentage			
SiMo Penetration	**92.7%**	91.9%	
Internal Machining Penetration	60.0%	61.4%	
Gross Margin (before depreciation)	**42.6**	39.9	7%
Iron manifolds	**41.5**	38.2	9%
Tooling, prototypes & other	**1.1**	1.7	
Gross Margin % (before depreciation)	**40.6%**	41.1%	
Iron manifolds	**40.9%**	40.9%	
Tooling, prototypes & other	**31.7%**	47.3%	
Gross Profit (after depreciation)	**36.5**	33.7	8%
Iron manifolds	**35.4**	32.0	11%
Tooling, prototypes & other	**1.1**	1.7	
Gross Profit % (after depreciation)	**34.8%**	34.8%	
Iron manifolds	**34.9%**	34.3%	
Tooling, prototypes & other	**31.7%**	47.3%	
Depreciation and amortization			
Depreciation and amortization- cost of sales	**6.1**	6.1	0%
Depreciation - SG & A	**0.6**	0.6	0%
Capital Expenditures	**10.6**	13.1	-19%
R&D	**1.8**	1.4	29%
SG & A (% of sales)	**7.2%**	6.4%	
Tax Rate	**33.8%**	34.7%	

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. Wescast has sales and design centres in Canada, the United States and Germany, as well as sales representation in the United Kingdom, France and Japan. The Company operates seven production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan, and a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are "forward-looking", including statements included in this news release and in our filings with applicable Securities commissions and in reports to our stockholders. These statements may be identified by words such as "believe," "anticipate," "project," "expect," "intend" or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast's publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.

A conference call has been arranged for:

April 23, 2002
3:00 p.m. EST
To participate, please dial (416) 641-6715
Post view is available from April 23 to April 30, 2002. To access please dial 416-626-4100 and enter passcode 20460058

For further information, please contact:

Mr. Ray Finnie
President and CEO
(519) 759-0452

Wescast Industries Inc.
Consolidated Statement of Earnings and Retained Earnings
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

	Three months ended	
	March 31, 2002	April 1, 2001
Sales	**$104,900**	$97,032
Cost of sales	**68,423**	63,273
Gross profit	**36,477**	33,759
Selling, general and administration	**7,502**	6,235
Research, development and design	**1,795**	1,436
	27,180	26,088
Other (income) expense		
Interest expense	**57**	121
Investment income	**(770)**	(975)
Other (income) and expenses (Note 7)	**(60)**	(1,193)
Earnings from continuing operations before income taxes	**27,953**	28,135
Income taxes	**9,460**	9,749
Earnings from continuing operations	**18,493**	18,386
Loss from discontinued operations	**0**	(1,631)
Net earnings	**$18,493**	$16,755
Earnings from continuing operations per share (Note 8)		
- basic	**$1.42**	$1.43
- fully-diluted	**$1.39**	$1.40
Net earnings per share (Note 8)		
- basic	**$1.42**	$1.30
- fully-diluted	**$1.39**	$1.28
Retained earnings, beginning of period	**$272,922**	$238,052
Net earnings	**18,493**	16,755
Dividends paid	**(1,567)**	(1,543)
Excess of cost over assigned value of Class A common shares purchased and cancelled	**0**	(191)
Retained earnings, end of period	**$289,848**	$253,073

Wescast Industries Inc.
Consolidated Balance Sheet
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	As at	
	March 31, 2002	December 30, 2001
Current assets		
Cash and cash equivalents	$42,525	$58,579
Short-term investments	20,448	22,567
Receivables	65,193	56,421
Inventories	20,308	19,839
Prepaids	1,400	1,437
Current assets – discontinued operations	3,334	3,979
	153,208	162,822
Property and equipment (Note 4)	256,244	251,548
Other (Note 5)	45,197	19,601
Long-term assets – discontinued operations	12,800	12,678
	$467,449	$446,649
Current liabilities		
Payables and accruals	$35,662	$31,908
Income taxes payable	3,277	4,252
Current portion of long-term debt	2,309	3,249
Current liabilities – discontinued operations	6,447	8,121
	47,695	47,530
Long-term debt	4,670	4,614
Future income taxes	8,179	7,094
Employee benefits	8,395	7,964
	68,939	67,202
Shareholders' equity		
Capital stock (Note 6)	108,737	106,601
Retained earnings	289,848	272,922
Cumulative translation adjustment	(75)	(76)
	398,510	379,447
	$467,449	$446,649

Wescast Industries Inc.
Consolidated Statement of Cash Flows
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	Three months ended	
	March 31, 2002	April 1, 2001
Cash derived from (applied to)		
Operating		
Earnings from continuing operations	**$18,493**	$18,386
Add (deduct) items not requiring cash:		
Depreciation and amortization	**6,704**	6,782
Amortization of bond costs	**177**	2
Future income taxes	**646**	424
Gain on disposal of investments	**(180)**	0
Loss on disposal of equipment	**41**	642
Employee benefits	**613**	461
	26,494	26,697
Change in non-cash operating working capital (Note 9)	**(5,788)**	3,494
	20,706	30,191
Discontinued operations	**(590)**	1,187
	20,116	31,378
Financing		
Issue of long-term debt	**164**	206
Repayment of long-term debt	**(1,125)**	(1,289)
Payment of obligations under capital leases	**(190)**	(163)
Employee benefits paid	**(182)**	(183)
Issuance of share capital under Employee Share Purchase Plan	**148**	182
Employee share loan repayments	**43**	252
Issuance of share capital under Stock Option Plan	**1,482**	230
Repurchase of common shares	**0**	(340)
Dividends paid	**(1,567)**	(1,543)
	(1,227)	(2,648)
Investing		
Purchase of property, equipment and other assets	**(10,587)**	(13,118)
Purchase of investments	**(48,236)**	0
Deferred pre-production costs	**(1,401)**	(740)
Redemption of investments	**25,602**	30,000
Proceeds on disposal of equipment	**40**	14
Discontinued operations	**(361)**	(4,455)
	(34,943)	11,701
Net increase (decrease) in cash and cash equivalents	**(16,054)**	40,431
Cash and cash equivalents		
Beginning of period	**58,579**	34,428
End of period	**$42,525**	$74,859

Wescast Industries Inc.
Notes to the Consolidated Financial Statements
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

Note 1. Basis of presentation

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements for the year ended December 30, 2001.

Note 2. Accounting policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements for the year ended December 30, 2001.

Note 3. Interest in jointly controlled entities

The following is the company's proportionate share of the major components of its jointly controlled entities (before eliminations):

	March 31, 2002	December 30, 2001
Balance Sheet		
Current assets	**$16,038**	$13,809
Long-term assets	**52,546**	50,095
Current liabilities	**15,625**	13,636
Long-term liabilities	**3,910**	3,909
Equity	**49,049**	46,359

	Three months ended March 31, 2002	Three months ended April 1, 2001
Statement of earnings		
Sales	**3,918**	3,561
Cost of sales and expenses	**4,229**	3,694
Net loss	**(311)**	(133)

	Three months ended March 31, 2002	Three months ended April 1, 2001
Statement of cash flows		
Cash derived from (applied to)		
Cash flows from operating activities	**(3)**	(884)
Cash flows from financing activities	**3,187**	11,866
Cash flows from investing activities	**$ (2,929)**	$ (9,021)

Note 4. Property and Equipment

	March 31, 2002	December 30, 2001
Cost		
Land	**$4,999**	$4,997
Buildings and improvements	**118,874**	114,678
Machinery, equipment and vehicles	**272,372**	265,734
	396,245	385,409
Accumulated Depreciation		
Buildings and improvements	**15,973**	14,835
Machinery, equipment and vehicles	**124,028**	119,026
	140,001	133,861
Net Book Value		
Land	**4,999**	4,997
Buildings and improvements	**102,901**	99,843
Machinery, equipment and vehicles	**148,344**	146,708
	$256,244	$251,548

Note 5. Other

	March 31, 2002	December 30, 2001
Deferred pre-production costs	**$11,973**	$10,911
Director and employee share purchase plan loans	**1,536**	1,687
Bond issue costs	**68**	72
Deferred loss on foreign exchange contracts	**0**	66
Licence	**58**	61
Long-term bonds	**31,562**	6,804
	$45,197	$19,601

Note 6. Capital Stock

Authorized

Unlimited	Preference shares, no par value
Unlimited	Class A subordinate voting common shares, no par value
9,000,000	Class B multiple voting common shares, no par value

	March 31, 2002	December 30, 2001
Issued and outstanding		
5,686,945 Class A Common Shares (2001 – 5,626,575)	**$96,310**	$94,174
7,376,607 Class B Common shares (2001 – 7,376,607)	**12,427**	12,427
	$108,737	$106,601

Note 7. Other (income) and expenses

	Three months ended March 31, 2002	April 1, 2001
Foreign exchange translation (gain) loss	**$ (74)**	$ (1,796)
Loss on disposal of equipment and other	**14**	603
	$ (60)	$ (1,193)

Note 8. Earnings per common share

Basic earnings from continuing operations per share and basic net earnings per share are based on the weighted average common shares outstanding (2002 – 13,058,981 shares; 2001 – 12,858,414 shares). Fully-diluted earnings from continuing operations per share and fully-diluted net earnings per share are based on the fully-diluted weighted average common shares outstanding (2002 – 13,313,558 shares; 2001 –13,104,561 shares).

Note 9. Consolidated statement of cash flows

The following is additional information to the statement of cash flows.

Change in non-cash working capital

	Three months ended March 31, 2002	April 1, 2001
Receivables	**$ (8,266)**	$6,223
Inventories	**(469)**	(2,345)
Prepaids	**37**	294
Payables and accruals	**3,885**	(1,996)
Income taxes payable	**(975)**	1,318
	$ (5,788)	$3,494

Note 10. Segment Information

The Company currently operates in one industry segment, the design and manufacture of exhaust manifolds for the automotive industry, and two geographic segments.

	Three months ended March 31, 2002			Three months ended April 1, 2001		
	North America	**Europe**	**Total**	North America	Europe	Total
Sales to external customers	**$104,900**	**$ 0**	**$104,900**	$97,032	$0	$97,032
Earnings (loss) from continuing operations	**18,956**	**(463)**	**18,493**	18,601	(215)	18,386
Interest revenue	**770**	**0**	**770**	966	9	975
Interest expense	**57**	**0**	**57**	121	0	121
Depreciation and amortization	**6,344**	**360**	**6,704**	6,732	50	6,782
Income taxes	**9,446**	**14**	**9,460**	9,740	9	9,749
Purchase of property, equipment and other assets	**$9,536**	**$1,051**	**$10,587**	$5,120	$7,998	$13,118

	March 31, 2002			December 30, 2001		
	North America	**Europe**	**Total**	North America	Europe	Total
Total Assets	**$412,187**	**$55,262**	**$467,449**	$394,130	$52,519	$446,649
Property and Equipment	**215,592**	**40,652**	**256,244**	211,591	39,957	251,548
Deferred pre-production costs	**$4,204**	**$7,769**	**$11,973**	$4,544	$6,367	$10,911

Note 11. Stock-based compensation plans

A summary of the changes during the quarters ended March 31, 2002 and April 1, 2001 of the Company's stock option plan is presented below.

	Shares (000's)		Weighted Average Exercise Price	
	2002	2001	**2002**	2001
Outstanding, beginning of period	**973**	1,017	**$36**	$31
Exercised	**(56)**	(17)	**$35**	$20
Cancelled	**0**	(20)	**$0**	$36
Outstanding, end of period	**917**	980	**$36**	$32

The following information applies to options outstanding at March 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1 - $12	3,333	3.1 years	$11	3,333	$11
$13 - $24	133,834	2.8 years	$15	133,834	$15
$25 - $36	240,000	5.8 years	$33	163,000	$33
$37 - $48	539,401	7.9 years	$42	218,601	$43
	916,568		$36	518,768	$33

There were no stock options granted during the quarter ended March 31, 2002. Pro forma net earnings and pro forma earnings per share information to reflect fair value based accounting for stock-based compensation cost has not been provided.

Note 12. Comparative figures

The Company has reclassified certain comparative amounts to report discontinued operations. There was no effect on net earnings for the quarter ended April 1, 2001.

wescast industries inc.

FAX

Salida

ATTENTION: Operations

COMPANY: CCN

FAX NUMBER: 416-362-9693

FROM: Kathy Fogal

DATE: April 22, 2002

NO. OF PAGES: (including cover page)

Please prepare the following press release for simultaneous disclosure to the US and Canada as well as our Master Fax List and Email list. The document will be released **TUESDAY, APRIL 23 2002 at 9:00 a.m. EST.**

Please fax back drafts to 519-759-1017 and **HOLD for my call to release**.

P.O. Box 1930, 799 Powerline Road W., Brantford, Ontario N3T 5W5
Telephone: (519) 759-0452 ext. 4129 Fax: (519) 759-1017
Email: kathy.fogal@wescast.com